Exhibit 99.1

BAYTEX TO PRESENT AT BARCLAYS CEO ENERGY-POWER CONFERENCE

CALGARY, ALBERTA (August 27, 2014) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that James Bowzer, President and CEO, will be presenting at the Barclays CEO Energy-Power Conference on Wednesday, September 3, 2014 at 11:05 am EDT (9:05 am MDT) in New York, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://cc.talkpoint.com/barc002/090214a_ae/?entity=14_NJUDQOT

A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 86% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com